GN

82 - 35034

Office of International Finance
Division of Corporate Finance
Securities and Exchange commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 23, 2007

SUPPL

SEC file no. 82-35034 – filing according to Rule 12g3-2b.

Attached please find documents furnished on behalf of GN Store Nord A/S pursuant to Rule 12g3-2b.

Yours sincerely,

GN Store Nord A/S

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

GN

82 - 35034

April 10, 2007

ANNOUNCEMENT NO: 13

Trading in GN Store Nord Shares by Insiders

Please find below a statement of transactions under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Category	Trading Date	Transaction Type	No. of Shares Traded	Market Value (DKK)
Christian Bjerrum-Niese	Board member	Mar. 19, 2007	Shares	-1,000	84,750
Charlotte Bjerrum-Niese	Board member's related parties	Mar. 20, 2007	Shares	-400	34,000

For further information, please contact:

Jens Bille Bergholdt
VP, Investor Relations

GN Store Nord A/S
Tel: +45 45 75 02 70

GN

82 - 35034

April 12, 2007

ANNOUNCEMENT NO: 14

Sale of GN ReSound to Phonak – German Competition Authority prohibits sale. GN and Phonak will appeal the decision.

On October 2, 2006 GN signed an agreement to sell GN ReSound to Phonak for a total consideration of DKK 15.5 billion in cash on a debt and cash free basis. The agreement is subject to approval by the competition authorities in a number of countries.

As previously announced Phonak has received all of the required competition authority approvals except the one from the German Federal Cartel Office (Bundeskartellamt).

Following a one month initial investigation phase, the application for investigation was withdrawn and resubmitted by mutual consent. On January 12 the German Federal Cartel Office moved the treatment of the transaction into the main investigation phase (phase two). During this phase, Siemens was admitted to the investigation as an interested third party.

On March 22, 2007 GN and Phonak received a statement of objections from the German Federal Cartel Office in which it expressed competition-related concerns regarding the agreement to sell GN ReSound to Phonak.

Since then, GN and Phonak have attempted to address the concerns of the German Federal Cartel Office and suggested a comprehensive remedy package consisting of among other measures a reduction of GN's German market presence, including some R&D, manufacturing and world-wide distribution activities as well as the abandonment of participation in various industry forums in and outside Germany.

In spite of the above, the German Federal Cartel Office has decided to prohibit the transaction claiming that the transaction will allegedly result in collective market dominance in the German hearing instrument market between Siemens, Phonak and William Demant Holding. According to the German Federal Cartel Office they do not see any remedies, which can sufficiently address their concerns.

With a market share of about 8% of the German hearing instrument market and with less than 5% of GN's hearing instrument revenues generated in Germany, GN does not understand and does not accept the decision of the German Federal Cartel Office.

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

Furthermore, GN strongly believes that the suggested remedy package adequately addresses the concerns raised by the German Federal Cartel Office.

Therefore, GN and Phonak will both individually appeal the decision to the competent court, the Court of Appeal (Oberlandesgericht) in Düsseldorf. GN is in the process of preparing the appeal process together with its German and Danish legal advisors. In parallel to the main appeal case, GN will apply for injunctive relief to be able to close the transaction quickly with the argument that a normal time consuming court process will cause damage to GN's hearing instrument business and that the transaction will not lead to collective market dominance.

As a consequence of the decision by the German Federal Cartel Office, GN expects that the possible date of closing will be postponed until the second half of 2007.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

Jens Bille Bergholdt
VP Investor Relations

GN Store Nord A/S
Tel.: +45 45 75 02 70

END